Exhibit 99.1

MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer

Brookfield Residential Properties Inc.

4906 Richard Road SW

Calgary, Alberta

T3E 6L1

2.	Date of Material Change

March 13, 2015

3.	News Release

A news release was issued by Brookfield Residential Properties Inc. (the “Company”) on March 13, 2015 via Marketwired and filed on SEDAR. A copy of the news release is attached hereto as Schedule A.

4.	Summary of Material Change

On March 13, 2015, the Company completed its going private arrangement transaction pursuant to which 1927726 Ontario Inc., a wholly owned subsidiary of Brookfield Asset Management Inc., acquired all of the issued and outstanding common shares of the Company that Brookfield Asset Management Inc. and its affiliates did not already own for US$24.25 per common share by way of a plan of arrangement.

5.	Full Description of Material Change

A full description of the material change is set forth in Schedule A.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Craig Laurie

Executive Vice President and Chief Financial Officer of Brookfield Residential

Tel.: 212-417-7040

9.	Date of Material Change Report

March 13, 2015

SCHEDULE A

(See Attached)

BROOKFIELD ASSET MANAGEMENT CLOSES GOING PRIVATE TRANSACTION OF BROOKFIELD RESIDENTIAL

Toronto, Ontario and Calgary, Alberta, March 13, 2015 – Brookfield Asset Management Inc. (“Brookfield Asset Management”) (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) and Brookfield Residential Properties Inc. (“Brookfield Residential”) (BRP: NYSE/TSX) announced today the closing of the going private transaction of Brookfield Residential, pursuant to which 1927726 Ontario Inc., a wholly owned subsidiary of Brookfield Asset Management, acquired all of the issued and outstanding common shares of Brookfield Residential that Brookfield Asset Management and its affiliates did not already own by way of a plan of arrangement (the “Arrangement”).

As a result of the 32.4 million common shares of Brookfield Residential acquired by Brookfield Asset Management pursuant to the Arrangement, Brookfield Asset Management now owns 100% of the issued and outstanding common shares of Brookfield Residential. The remaining 2.4 million common shares of Brookfield Residential were purchased for cancellation by Brookfield Residential pursuant to the Arrangement. Payment of the cash consideration of US$24.25 per common share acquired pursuant to the Arrangement will be made to the depositary (contact information below).

Brookfield Residential shareholders who hold their common shares through a broker or other intermediary may contact that broker or other intermediary for instructions and assistance in receiving the consideration for their shares. Shareholders who hold their common shares in certificated form are required to complete and sign a letter of transmittal and deliver it, together with their share certificates and the other required documents to the depositary. Further information concerning these processes is outlined in Brookfield Residential’s management information circular dated January 12, 2015, a copy of which is available, along with the letter of transmittal, under Brookfield Residential’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Brookfield Residential’s website at www.brookfieldrp.com.

Any questions regarding the cash consideration, including any request for another letter of transmittal should be directed to the depositary, CST Trust Company at 416-682-3860 or toll free at 1-800-387-0825.

With the completion of the plan of arrangement, it is expected that the common shares of the Corporation will be de-listed from the Toronto Stock Exchange at the close of business on March 16, 2015 and suspended from trading on the New York Stock Exchange on March 16, 2015. Delisting of the common shares from the New York Stock Exchange is expected to take place on March 30, 2015, at the latest.

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Brookfield Asset Management Inc. is a global alternative asset manager with over $200 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable energy, infrastructure and private equity. Brookfield Asset Management offers a range of public and private investment products and services, and is co-listed on the New York Stock Exchange, Toronto Stock Exchange and Euronext under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Media: Andrew Willis Communications and Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Investors: Amar Dhotar Investor Relations Tel: (416) 359-8629 Fax: (416) 363-2856 Email: amar.dhotar@brookfield.com

Brookfield Residential Properties Inc. is a leading North American land developer and homebuilder with operations in eleven major markets. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures. Brookfield Residential is listed on the NYSE and TSX under the symbol BRP.

For more information, please visit our website at www.brookfieldrp.com or contact:

Investors:

Nicole French

Investor Relations

Tel: 1.403.231.8952

Email: nicole.french@brookfieldrp.com

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Forward-looking statements: This press release may contain forward-looking information or forward-looking statements (collectively referred to as “forward-looking statements”), including statements that use forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “believe”, “continue”, “potential”, or the negative thereof or other variations thereof or comparable terminology. Such forward-looking statements may include, without limitation, statements that are not historical facts. While such forward-looking statements are expressed by Brookfield Residential and Brookfield Asset Management Inc., as stated in this release, in good faith and believed by Brookfield Residential and Brookfield Asset Management Inc. to have a reasonable basis, they are subject to important risks and uncertainties including, without limitation, changes in applicable laws or regulations, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events. These forward-looking statements are not guarantees of future performance, given that they involve risks and uncertainties. Brookfield Residential and Brookfield Asset Management Inc. are not affirming or adopting any statements made by any other person in respect of the proposed transaction and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities law or to comment on expectations of, or statements made by any other person in respect of the transaction. Investors should not assume that any lack of update to a previously issued forward-looking statement constitutes a reaffirmation of that statement. Reliance on forward-looking statements is at investors’ own risk.

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